Registration No.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                             _______________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             _______________________

                              BARNES & NOBLE, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
         (State or Other Jurisdiction of Incorporation or Organization)

                                   06-1196501
                     (I.R.S. Employer Identification Number)

                                122 Fifth Avenue
                            New York, New York  10011
                                 (212) 633-3300
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)
                             _______________________

                                 Leonard Riggio
                              Chairman of the Board
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                            New York, New York  10011
                                 (212) 633-3300
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)
                             _______________________
                                   Copies To:
                               Jay M. Dorman, Esq.
                 Robinson Silverman Pearce Aronsohn & Berman LLP
                           1290 Avenue of the Americas
                            New York, New York  10104
                                 (212) 541-2000

                                Vincent Pisano
                    Skadden, Arps, Slate, Meagher & Flom, LLP
                              919 Third Avenue
                           New York, New York  10022
                               (212) 735-3000
                             _______________________
          Approximate date of commencement of proposed sale to public:
      From time to time after the Registration Statement becomes effective.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |x|

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: |_| ________________________

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering: |_| ________________________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: |_|


                         CALCULATION OF REGISTRATION FEE
=============================================================================

                                      Proposed       Proposed
                                      Maximum        Maximum        Amount
                           Amount    Aggregate       Aggregate        of
 Title of Shares           To Be       Price         Offering     Registration
To Be Registered         Registered  Per Unit(1)      Price(1)        Fee
----------------        -----------  -----------   --------------  ------------

Common Stock, par value
$.001 per share. . . .    1,820,386   $35.8125     $65,192,573.60   $22,480.20
                          shares
================================================================================


(1) Estimated solely for purposes of calculating the registration fee. Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Common Stock on the New York Stock Exchange on March 20, 1997.


                            ________________________

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

==============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
================================================================================


PROSPECTUS (Subject to Completion)
Issued March 21, 1997


                              BARNES & NOBLE, INC.

                                1,820,386 Shares

                                  Common Stock




     This Prospectus relates to 1,820,386 shares (the "Shares") of common stock, par value $.001 per share ("Common Stock"), of Barnes & Noble, Inc. ("Barnes & Noble" or the "Company"), which may be offered by the selling stockholder named herein (the "Selling Stockholder") from time to time. The Company will receive no part of the proceeds from sales of the Shares offered hereby.

     The Shares are listed on the New York Stock Exchange (the "NYSE") under the trading symbol "BKS". On March 20, 1997, the closing price of the Common Stock on the NYSE was $35.50 per share.

     The Shares will be sold either directly by the Selling Stockholder or through underwriters, brokers, dealers or agents. At the time any particular offer of Shares is made, if and to the extent required, the specific number of Shares offered, the offering price, and the other terms of the offering, including the names of any underwriters, brokers, dealers or agents involved in the offering and the compensation, if any, of such underwriters, brokers, dealers or agents, will be set forth in a supplement to this Prospectus (a "Prospectus Supplement"). Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in any Prospectus Supplement delivered herewith.

     Unless this Prospectus is accompanied by a Prospectus Supplement stating otherwise, offers and sales may be made pursuant to this Prospectus only in ordinary broker's transactions made on the NYSE in transactions involving ordinary and customary brokerage commissions.

     The Selling Stockholder will bear all expenses incurred in connection with offers and sales of the Shares pursuant to this Prospectus, including any underwriting discounts and commissions, and transfer taxes incurred in connection therewith.

                        _________________________________


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                        _________________________________


               The date of this Prospectus is ____________, 1997.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Seven World Trade Center, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60606. Copies of such materials can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which exchange the Common Stock is listed. The Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


          The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended January 27, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended April 27, 1996, July 27, 1996 and October 26, 1996; and (iii) the description of the Common Stock contained in
Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission on September 2, 1993.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Any person receiving a copy of this Prospectus may obtain from the Company, without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents (other than the exhibits expressly incorporated in such documents by reference). Requests should be directed to the Director of Investor Relations, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011 (telephone: (212) 633-
3336).

                                   THE COMPANY

     The following summary of the business of the Company is qualified in its entirety by and should be read together with the more detailed information and financial statements incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."

     Barnes & Noble is the world's largest bookseller, operating 1,008 stores in all 50 states and the District of Columbia as of February 1, 1997. The Company's rapidly expanding superstore operations consist of 431 book superstores primarily under the Barnes & Noble tradename, and its mall bookstore operations consist of 577 stores primarily under the B. Dalton tradename. The Company also publishes books under its "Barnes & Noble Books" imprint for exclusive sale through the Company's retail stores and mail-order catalogs. Barnes & Noble superstores offer an authoritative selection of more than 175,000 titles from more than 10,000 publishers, with an emphasis on small, independent publishers and university presses. The Company is also the exclusive bookseller in America Online's Marketplace and expects to launch a World Wide Web site, operating the "world's largest bookseller online", in the near future.

     The Company opened 91 superstores during the 53 weeks ended February 1, 1997 (the "1996 Fiscal Year") and closed 18 superstores, of which 12 were relocated. The Company opened 10 mall bookstores in the 1996 Fiscal Year and closed 72. The Company expects to open approximately 70 superstores in the 52 weeks ending January 31, 1998.

     The Company believes it is well-positioned to capitalize on the continuing growth trends in the United States retail book market, and to create new demand for consumer books. The Company's operating stategy is to achieve growth and increase profitability by (i) continuing the expansion of its superstore business, (ii) exploiting the Company's significant investment in systems and distribution to increase store productivity and customer service, (iii) exploiting economies of scale available to the Company, (iv) increasing sales of books published by the Company, and (v) expanding the Company's channels of distribution to include the Internet.

     The Company recently reported its unaudited financial results for the 1996 Fiscal Year. Net earnings for the 1996 Fiscal Year were $51.2 million, an increase of 49% over $34.3 million of net earnings for the 52 weeks ended January 27, 1996 (the "1995 Fiscal Year"), before giving effect to the restructuring charge in the 1995 Fiscal Year referred to in note 1 to "Selected Consolidated Financial Data." The discussion below of results for the 1995 Fiscal Year, other than balance sheet data, excludes the effect of such charge. Net earnings per common share were $1.48 for the 1996 Fiscal Year (based on 34.6 million shares), up 41% from $1.05 per share for the 1995 Fiscal Year (based on 32.8 million shares). Net earnings for the Company's fourth quarter of the 1996 Fiscal Year rose by 35% to $62.0 million from $45.7 million in the fourth quarter of the 1995 Fiscal Year. Net earnings per common share for the fourth quarter of the 1996 Fiscal Year also increased 35% to $1.80 from $1.33 for the fourth quarter of the 1995 Fiscal Year. Revenues for the 1996 Fiscal Year were $2.448 billion, up 24% from $1.977 billion in the 1995 Fiscal Year. Superstore revenues rose 38% to $1.861 billion from $1.350 billion in the 1995 Fiscal Year and increased as a percentage of total revenues to 76% from 68% for the 1995 Fiscal Year. Comparable store sales for the Company's superstores, including store relocations, rose 7.3% for the 1996 Fiscal Year and 8.7% for the fourth quarter of the 1996 Fiscal Year. Comparable store sales for the Company's mall bookstores, excluding store closings, declined (1.0)% for the 1996 Fiscal Year and (3.3)% for the fourth quarter of the 1996 Fiscal Year.

     Operating margins improved to 4.9% of revenues in the 1996 Fiscal Year, up from 4.5% in the 1995 Fiscal Year. Selling and administrative expenses as a percentage of revenues decreased to 18.6% from 19.1% in the 1995 Fiscal Year. Reflecting a significant improvement in turnover, merchandise inventories decreased to $732.2 million at the end of the 1996 Fiscal Year from $740.4 million at the end of the 1995 Fiscal Year, a reduction of (1.1)%, despite the addition of 91 new superstores and the initial stocking of the Company's new distribution center. Stockholders' equity increased to $456.0 million at the end of the 1996 Fiscal Year, up 14% from $400.2 million at the end of the 1995 Fiscal Year. Return on beginning stockholders' equity improved to 13% in the 1996 Fiscal Year, up from 10% in the 1995 Fiscal Year. The table below sets forth some of the financial results discussed above.







                                    1995 Fiscal Year          1996 Fiscal Year
                                    ----------------          ----------------
                                        (in thousands, except per share data)

Revenues. . . . . . . . . . . . . . . . .     $1,976,900         $ 2,448,124
Operating profit. . . . . . . . . . . . .     $   88,612         $   119,668
Net earnings. . . . . . . . . . . . . . .     $   34,327         $    51,225
Net earnings per common share . . . . . .     $     1.05         $      1.48
Merchandise inventories . . . . . . . . .     $  740,351         $   732,203
Stockholders' equity. . . . . . . . . . .     $  400,235         $   455,989


     The Company's principal executive offices are located at 122 Fifth Avenue, New York, New York 10011 and its telephone number is (212) 633-3300.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

                           PRICE RANGE OF COMMON STOCK

     The shares of the Common Stock are listed and principally trade on the NYSE and quoted under the trading symbol "BKS." The following table sets forth, for the quarters indicated, the high and low sales prices of the Common Stock on the NYSE as reported on the NYSE Composite Tape.


     Period Ended                                  High      Low
     ------------                                  ----      ---

     Fiscal Year Ending January 31, 1998:

         First Quarter (through March 20, 1997)   $39-7/8   $30-3/8

     Fiscal Year Ended February 1, 1997:

         Fourth Quarter                           $34-3/8   $25-3/4
         Third Quarter                             35-3/4    29-5/8
         Second Quarter                            37-3/4    28-3/4
         First Quarter                             36-1/4    23-3/4

     Fiscal Year Ended January 27, 1996:

         Fourth Quarter                           $39-3/4   $23-1/4
         Third Quarter                             42-1/4    33-7/8
         Second Quarter                            38-7/8    26-5/8
         First Quarter                             32-3/4    27-1/4

     Fiscal Year Ended January 28, 1995:

         Fourth Quarter                           $31-3/8   $25-5/8
         Third Quarter                             29-1/4    24-5/8
         Second Quarter                            26        20
         First Quarter                             28-1/2    20-1/2

     On March 20, 1997, the last sales price reported for the Common Stock on the NYSE was $35.50 per share. Prospective purchasers of Shares are urged to obtain current quotations for the market price of the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data of the Company and its subsidiaries set forth below should be read in conjunction with the Company's consolidated financial statements and notes incorporated herein by reference. The Company's fiscal year is comprised of 52 or 53 weeks, ending on the Saturday closest to the last day of January. The Statement of Operations Data for the 52 weeks ended January 27, 1996, January 28, 1995 and January 29, 1994 and the Balance Sheet Data as of January 27, 1996 and January 28, 1995 are derived from, and are qualified by reference to, audited consolidated financial statements which are incorporated herein by reference. The Statement of Operations Data for the 52 weeks ended January 30, 1993 and February 1, 1992 and the Balance Sheet Data as of January 29, 1994, January 30, 1993 and February 1, 1992 are derived from audited consolidated financial statements which are not included herein. The Statement of Operations Data for the 39 weeks ended October 26, 1996 and October 28, 1995 and the Balance Sheet Data as of October 26, 1996 and October 28, 1995 are derived from unaudited consolidated financial statements which are not included herein. Data for the 39-week periods presented include all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. Due to the seasonal nature of the Company's business, the results for the 39-week periods presented are not indicative of the results for the full fiscal year. See "The Company" for unaudited financial information reported by the Company with respect to the fourth quarter of the 1996 Fiscal Year.

                                                           52 Weeks Ended                              39 Weeks Ended
                              _____________________________________________________________________________________________
                              February 1,   January 30,   January 29,  January 28,   January 27,  October 28,  October 26,
                                 1992          1993          1994         1995          1996         1995        1996
                              ___________   ___________   ___________  ___________   ___________  ___________  ____________
                                                   (Dollars in thousands, except per share data)

Statement of Operations Data:
Revenues
  Superstores. . . . . . . . .   $153,608      $328,766     $614,646     $952,697    $1,349,830     $854,084    $1,193.331
  Mall bookstores. . . . . . .    718,819       706,862      688,220      646,876       603,204      383,077       357,694
  Other. . . . . . . . . . . .     48,552        51,075       34,520       23,158        23,866       17,205        14,614
                                 ________      ________    _________    _________    __________    _________    __________

    Total revenues . . . . . .    920,979     1,086,703    1,337,386    1,622,731     1,976,900    1,254,366     1,565,639
Cost of sales, buying and
  occupancy. . . . . . . . . .    597,612       711,845      874,038    1,050,011     1,269,001      815,006     1,014,883
                                 ________      ________    _________    _________    __________    _________    __________
  Gross profit . . . . . . . .    323,367       374,858      463,348      572,720       707,899      439,360       550,756
Selling and administrative
  expenses . . . . . . . . . .    195,124       221,266      262,861      311,344       376,773      263,606       319,459
Rental expenses. . . . . . . .     79,891        91,792      120,326      147,225       182,473      129,505       163,933
Depreciation and amortization.     23,854        25,082       29,077       36,617        47,881       33,668        43,319
Pre-opening expenses . . . . .      1,842         6,004        8,940        9,021        12,160        8,495        13,986
Restructuring charge (1) . . .        ---           ---          ---          ---       123,768          ---           ---
                                 ________      ________    _________    _________    __________    _________    __________
  Operating profit (loss). . .     22,656        30,714       42,144       68,513       (35,156)       4,086        10,059
Interest expense, net and
  amortization of debt
  discount (2) . . . . . . . .     28,336        26,858       25,807       22,955        28,142       20,810        28,105
                                 ________      ________    _________    _________    __________    _________    __________
  Earnings (loss) before
   provision (benefit) for
   income taxes, extraordinary
   item and cumulative effect
   of a change in accounting
   principle . . . . . . . . .     (5,680)        3,856       16,337       45,558       (63,298)     (16,724)      (18,046)
Provision (benefit) for
  income taxes . . . . . . . .       (270)        3,646        8,584       20,085       (10,322)      (5,314)       (7,310)
                                 ________      ________    _________    _________    __________    _________    __________
  Earnings (loss) before
   extraordinary item and
   cumulative effect of a
   change in accounting
   principle . . . . . . . . .     (5,410)          210        7,753       25,473       (52,976)     (11,410)      (10,736)
Extraordinary loss (3) . . . .        ---         6,663          ---          ---           ---          ---           ---
  Cumulative effect of a
    change in accounting
    principle (4). . . . . . .        ---         2,052          ---          ---           ---          ---           ---
                                 ________      ________    _________    _________    __________    _________    __________
  Net earnings (loss) (5)  . .    $(5,410)      $(8,505)    $  7,753     $ 25,473     $ (52,976)    $(11,410)    $ (10,736)
                                 ========      ========    =========    =========    ==========    =========    ==========
Net earnings (loss) per
  common share (6)(9). . . . .     $  ---        $ 0.01       $ 0.30       $ 0.81       $ (1.70)     $ (0.37)      $ (0.33)
Weighted average common
  shares outstanding
  (6)(9) . . . . . . . . . . .        ---    20,528,000   26,194,000   31,344,000    31,217,000   30,637,000    33,006,000
Store Operating Data:
Stores open at end of period
  Superstores. . . . . . . . .         58           135          203          268           358          322           408
  Mall bookstores (7). . . . .        805           781          734          698           639          671           611
                                      ---           ---          ---          ---           ---          ---         -----
       Total . . . . . . . . .        863           916          937          966           997          993         1,019
                                      ===           ===          ===          ===           ===          ===         =====
Comparable store sales
 increase (decrease) (8)
  Superstores. . . . . . . . .        0.2%          5.2%         8.6%        12.6%          6.9%         8.6%          4.9%
  Mall bookstores (7). . . . .       (1.4)          2.5         (0.3)        (2.3)         (4.3)       (4.7)          (0.6)

Capital expenditures . . . . .  $  35,053     $  64,987    $  81,116   $   88,763    $  154,913  $   105,692    $  142,954

Balance Sheet Data (at end
 of period):
Working capital (deficit). . .   $(29,359)    $ 114,677    $ 182,403   $  155,976    $  226,500  $   178,458    $  145,480
Total assets . . . . . . . . .    532,591       712,055      895,863    1,026,418     1,315,342    1,383,353     1,531,733
Long-term debt, less
 current portions. . . . . . .    174,751       190,000      190,000      190,000       262,400      190,000       290,000
Preferred stock subject to
 redemption, including cumulative
 dividends in arrears. . . . .        ---        66,248          ---          ---           ---          ---           ---
Stockholders' equity . . . . .     57,634       146,754      328,841      358,173       400,235      441,751       393,617

_______________________

(1) Restructuring charge includes restructuring and asset impairment losses recognized upon adoption of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and Assets to be Disposed of".

(2) Interest expense for the 52 weeks ended February 1, 1992, January 30, 1993, January 29, 1994, January 28, 1995 and January 27, 1996 is net of interest income of $1,740, $2,228, $1,838, $3,008 and $2,138, respectively.
     Interest expense for the 39 weeks ended October 28, 1995 and October 26, 1996 is net of interest income of $1,682 and $1,580, respectively.

(3) Reflects a net extraordinary charge during the 52 weeks ended January 30, 1993 due to the early extinguishment of debt, consisting of: (i) a pre-tax charge of $6,509 associated with the redemption premiums on the Company's senior subordinated notes and debentures; (ii) the associated write-off of $5,179 of unamortized deferred finance costs related to the early extinguishment of the Company's senior subordinated notes and debentures; and (iii) the related tax benefits of $5,025 on the extraordinary charges.

(4) Reflects the cumulative effect of a change in accounting principle of $2,052 (net of tax benefits of $1,548) during the 52 weeks ended January 30, 1993 related to the adoption of new accounting standards for post-retirement benefits.

(5) Net earnings (loss) does not give effect to preferred stock dividends. Holders of the Company's Series C Preferred Stock were entitled to dividends of $1,375 and $4,466 during the 52 weeks ended January 30, 1993 and January 29, 1994, respectively. Such accumulated dividends were paid from the proceeds of the Company's initial public offering completed on October 4, 1993 (the "IPO"). Accumulated dividends on all other series of preferred stock outstanding for all periods were converted into Common Stock or waived.

(6) The pro-forma weighted average number of shares outstanding used in the computation of pro-forma earnings before extraordinary item and cumulative effect of a change in accounting principle per common share gives effect to an approximate 2.058-for-1 stock split completed by the Company prior to the consummation of the IPO, the effect of certain employee stock options using the treasury stock method, the number of shares issued upon the conversions of preferred stock and the exercise of warrants in connection with the IPO and the number of shares issued which is equal in value to the redemption price of the Series C Preferred Stock, including accumulated and unpaid dividends. Due to the Company's recapitalization in November 1992, it is not meaningful to set forth earnings data per common share for periods prior to the 52 weeks ended January 30, 1993.

(7) Includes discount bookstores operated under the Barnes & Noble tradename representing the Company's original retail strategy.

(8) Comparable store sales increase (decrease) is calculated using sales of stores that have been open for 12 months for mall bookstores and 15 months for superstores (due to the high sales volume associated with superstore grand openings). The comparable store sales increase (decrease) for the period ended February 1, 1992 has been adjusted to reflect the elimination of the 53rd week for the period ended February 2, 1991.

(9) Computed on a pro forma basis for the 52 weeks ended January 30, 1993 and January 29, 1994. Net earnings per common share are before extraordinary item and cumulative effect of a change in accounting principle for the 52 weeks ended January 30, 1993.


                               SELLING STOCKHOLDER

     The following table sets forth certain information as of the date of this Prospectus with respect to shares of Common Stock owned by the Selling Stockholder which are covered by this Prospectus. The number of Shares offered pursuant to this Prospectus for the account of the Selling Stockholder equals the total number of Shares owned by the Selling Stockholder as of the date of this Prospectus.




                                             Common Stock Ownership
                                               Prior to the Offering
          Name and Address of                ________________________
          Selling Stockholder                 Number       Percentage
                                             _________     __________


          Vendex International N.V.          1,820,386         5.5%
          DeKlencke 6, 1083HH
          Amsterdam, The Netherlands



                              PLAN OF DISTRIBUTION

     The Selling Stockholder or its pledgees, donees, transferees or other successors-in-interest may offer Shares from time to time, depending on market conditions and other factors, in one or more transactions on the NYSE or other national securities exchanges on which the Shares are traded, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at negotiated prices or at fixed prices. The Shares may be offered in any manner permitted by law, including through underwriters, brokers, dealers or agents, and directly to one or more purchasers. Sales of Shares may involve (i) sales to underwriters who will acquire Shares for their own account and resell them in one or more transactions at fixed prices or varying prices determined at the time of sale, (ii) block transactions in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account, (iv) an exchange distribution in accordance with the rules of any such exchange, and (v) ordinary brokerage transactions and transactions in which a broker solicits purchasers. Brokers and dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or purchasers of Shares for whom such brokers or dealers may act as agent (which compensation may be in excess of customary commissions). The Selling Stockholder and any broker or dealer that participates in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares positioned by a broker or dealer may be deemed to be underwriting discounts and commissions under the Securities Act. In the event the Selling Stockholder engages an underwriter in connection with the sale of Shares, to the extent required, a Prospectus Supplement will be distributed, which will set forth the number of Shares being offered and the terms of the offering, including the names of the underwriters, any discounts, commissions and other items constituting compensation to underwriters, dealers or agents, the public offering price and any discounts, commissions or concessions allowed or reallowed or paid by underwriters or dealers.

     In addition, the Selling Stockholder may from time to time sell Shares in transactions under Rule 144 promulgated under the Securities Act.

     The expenses of the registration of the Shares, and all underwriting discounts, commissions, transfer taxes and other fees, costs and expenses relating to the sale or disposition of Shares, shall be borne by the Selling Stockholder.

                                  LEGAL MATTERS

     Certain legal matters in connection with the Shares offered hereby have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104. Michael N. Rosen, a senior member of Robinson Silverman Pearce Aronsohn & Berman LLP, is a Director and Secretary of the Company and is deemed to be the beneficial owner of 16,000 shares of Common Stock, including 10,000 shares issuable upon the exercise of options which are currently exercisable.

                                     EXPERTS

     The consolidated financial statements of the Company and its subsidiaries as of January 27, 1996 and January 28, 1995, and for each of the fiscal years in the three-year period ended January 27, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the reports of BDO Seidman, LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in auditing and accounting.


                       CERTAIN FORWARD-LOOKING STATEMENTS

     This Prospectus (including the documents incorporated or deemed incorporated by reference herein) contains certain forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and information relating to the Company that are based on the beliefs of the management of the Company as well as assumptions made by and information currently available to the management of the Company. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or the management of the Company, identify forward-looking statements. Such statements, which include, without limitation, the matters set forth herein under the caption "The Company," reflect the current views of the Company with respect to future events, the outcome of which is subject to certain risks, including among others general economic and market conditions, possible disruptions in the Company's computer systems, possible increases in shipping rates or interruptions in shipping service, effects of competition, possible disruptions or delays in the opening of new stores, and other factors which may be outside of the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table itemizes the expenses expected to be incurred in connection with the offering of the Shares, other than underwriting discounts and commissions, all of which will be paid by the Selling Stockholder. All the amounts shown are estimates except the Securities and Exchange Commission registration fee.


                 Item                                              Amount

      Securities and Exchange Commission Registration Fee . .   $   22,480
      Transfer Agent and Register Fees  . . . . . . . . . . .        1,500
      Printing Expenses . . . . . . . . . . . . . . . . . . .       25,000
      Legal Fees and Expenses . . . . . . . . . . . . . . . .       35,000
      Accounting Fees and Expenses. . . . . . . . . . . . . .       10,000
      Miscellaneous Expenses. . . . . . . . . . . . . . . . .        6,020
                                                                __________

               TOTAL. . . . . . . . . . . . . . . . . . . . .   $  100,000
                                                                ==========

Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law and Article X of the Company's By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act.

     Article X of the Company's By-laws generally requires the Company to indemnify its directors and officers against all liabilities (including judgments, settlements, fines and penalties) and reasonable expenses incurred in connection with the investigation, defense, settlement or appeal of any type of action, whether instituted by a third party or a stockholder (either directly or derivatively) and including specifically, but without limitation, actions brought under the Securities Act and/or the Exchange Act.

     In addition, the Company's Certificate of Incorporation, as amended, contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his or her duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his or her duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the Federal securities laws.

Item 16.  Exhibits

  5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to certain legal matters with respect to the Common Stock being registered.*
  23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).*
  23.2  Independent Auditors' Consent of BDO Seidman, LLP.*
  24.1  Power of attorney (included on signature page).*
__________________________
* Filed herewith.


Item 17.  Undertakings

   (a)  The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's Annual Report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 21, 1997.

                                  BARNES & NOBLE, INC.


                                  By: /s/ Leonard Riggio
                                      -------------------------------------
                                      Leonard Riggio, Chairman of the
                                      Board and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Leonard Riggio, Irene R. Miller and Michael N. Rosen, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date(s) indicated.


  Name                     Title                              Date

/s/Leonard Riggio          Chairman of the Board and          March 21, 1997
------------------------   Chief Executive Officer
  Leonard Riggio           (Principal Executive Officer)


/s/Irene R. Miller         Vice Chairman and Chief Financial  March 21, 1997
------------------------   Officer (Principal Finance and
  Irene R. Miller          Accounting Officer), and Director


/s/William C.J. Angenent   Director                           March 21, 19971
------------------------
  William C.J. Angenent

/s/Matthew A. Berdon       Director                           March 21, 1997
------------------------
  Matthew A. Berdon

/s/William Dillard, II     Director                           March 21, 1997
------------------------
  William Dillard, II

/s/Jan Michiel Hessels     Director                           March 21, 1997
------------------------
  Jan Michiel Hessels

/s/Margaret T. Monaco      Director                           March 21, 1997
------------------------
  Margaret T. Monaco

/s/Michael N. Rosen        Director                           March 21, 1997
------------------------
  Michael N. Rosen

/s/William Sheluck, Jr.    Director                           March 21, 1997
------------------------
  William Sheluck, Jr.

                                              EXHIBIT INDEX



Exhibit
   No.       Description

  5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to certain legal matters with respect to the Common Stock being registered.*

 23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).*

 23.2        Independent Auditor's Consent of BDO Seidman, LLP.*

 24.1 Power of Attorney (included on signature page of Registration Statement).*

__________________________
*    Filed herewith.